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                                        Filed by Marvell Technology Group Ltd.
                                        Filed pursuant to Rule 425 under the
                                        Securities Act of 1933 and Rule
                                        14a-12 under the Securities Exchange
                                        Act of 1934
                                        Subject Company: Galileo Technology Ltd.
                                        Commission File No.:  333-50206

The following is a joint press release disseminated by Marvell Technology Group Ltd. and Galileo Technology Ltd. on December 12, 2000.

================================================================================


NEWS RELEASE

     ACQUISITION BY MARVELL TECHNOLOGY GROUP LTD. OF GALILEO TECHNOLOGY LTD.
                         CLEARS U.S. REGULATORY HURDLES

                  Shareholder Meetings Set for January 18, 2001

Sunnyvale, Calif. (December 12, 2000) - Marvell Technology Group Ltd. (Marvell) (NASDAQ: MRVL) and Galileo Technology Ltd. (Galileo) (NASDAQ:GALT) today announced that the Registration Statement concerning Marvell's acquisition of Galileo has been declared effective by the U.S. Securities and Exchange Commission.

The companies also announced that the waiting period applicable to the pending acquisition under the U.S. Hart-Scott-Rodino Antitrust Improvements Act expired on December 9, 2000.

On October 17, 2000, Marvell and Galileo announced that their boards of directors unanimously approved a definitive agreement under which Galileo will merge with a subsidiary of Marvell. Under the terms of the merger agreement, Marvell will issue 0.674 shares of its common stock for each ordinary share of Galileo's stock in a tax-free, stock-for-stock exchange. As a result, Galileo shareholders and option holders will receive approximately 32.9 million shares of Marvell stock, or approximately 25% of the diluted ownership in the combined company in exchange for all the shares and options of Galileo.

The companies expect the merger to close upon approval by their respective shareholders and upon expiration of the 70-day waiting period imposed under Israeli law (expected to occur on January 17, 2001). Israeli approval is needed because Galileo is incorporated in the state of Israel.

Both companies will hold shareholder meetings on Thursday, January 18, 2001. Marvell's meeting will begin at 3 p.m. PST at 525 Almanor Ave., Sunnyvale, CA. Galileo's meeting will occur at 10 a.m. Israel time at Galileo Technology Ltd. in Moshav Manof, Israel. Within a few days following the shareholder meetings, a certificate of merger confirming the merger of the two companies is expected to be issued by the Israeli Companies Registry.

ABOUT MARVELL

Marvell comprises Marvell Technology Group Ltd. (MTGL) and its subsidiaries, Marvell Semiconductor Inc. (MSI), Marvell Asia Pte Ltd. (MAPL) and Marvell Japan K.K. (MJKK). On behalf of MTGL, MSI designs, develops and markets integrated circuits utilizing proprietary Communications Mixed-Signal Processing (CMSP) and digital signal processing technologies for communications signal processing markets. MAPL is headquartered in Singapore and is responsible for Marvell's production and distribution operations. As used in this release, the terms "Company" and "Marvell" refer to the entire group of companies. The Company's proprietary CMSP technology combines custom digital signal processing algorithms to allow technology customers to store and move digital data on demand at high data access rates. The Company applies its technology to the data storage market and to the high-speed, or broadband, data communications market, where its products are used in network access equipment to provide the interface between communications systems and data transmission media. MSI is headquartered at 645 Almanor Ave., Sunnyvale, Calif., 94085; phone: (408) 222-2500, fax: (408) 328-0120.
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ABOUT GALILEO

Galileo Technology Ltd., a market leader in communications systems on silicon, is one of the semiconductor industry's fastest growing suppliers of complex, high-performance, integrated circuit devices serving the needs of the LAN, MAN and WAN markets. Galileo is organized around two principal product groups:
Internetworking Products, consisting of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers and switched PoS/ATM controllers. Galileo's products form the heart of many advanced communications systems built by leading OEMs, such as Accton, Alcatel, Cabletron, Cisco Systems, D-Link, Ericsson, Intel, Lucent, Marconi, Nokia, NBase Communications, and Nortel Networks.

Galileo employs more than 330 people worldwide and has business headquarters in San Jose, California and R&D headquarters in Manof, Israel. For more information on Galileo, call 1-888-GALTEK-1 or visit its website at www.GalileoT.com.

FORWARD-LOOKING INFORMATION:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Marvell and Galileo's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the strategic business combination of Marvell and Galileo. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Marvell and Galileo businesses will not be integrated successfully; costs related to the business combination; failure of the Marvell or Galileo shareholders to approve the business combination; inability to obtain or meet conditions imposed for governmental approvals for the merger, inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers.

For other factors that could cause Marvell's or Galileo's results to vary from expectations, please see the "Risk Factors" section of Marvell's joint proxy/prospectus on Form S-4 relating to Marvell's acquisition of Galileo, Marvell's Quarterly Report on Form 10-Q for the quarter ended October 31, 2000, and Galileo's most recent report on Form 20-F filed with the SEC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination referenced in these materials, when it becomes available, because it will contain important information. The proxy statement /prospectus will be filed with the SEC by Marvell and Galileo. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Marvell and Galileo at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting Marvell, Attention:
Denise Franklin, Director of Investor Relations, 645 Almanor Ave., Sunnyvale, CA 94085, (408) 222-2551; and/or Galileo, Attention: Mike Tate, Chief Financial Officer, 142 Charcot Ave., San Jose, CA, 95131, (408) 367-1400, ext. 244.

Marvell and Galileo and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders of Marvell and Galileo in favor of the adoption of the merger agreement. A description of any interests that Marvell's and Galileo's directors and executive officers have in the merger will be available in the proxy statement/prospectus.
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CONTACT:

Denise Franklin
Marvell Director of Investor Relations
Ph: (408) 222-2551
Email: denisef@marvell.com

Mike Tate
Galileo Chief Financial Officer
Ph: (408) 367-1400 Ext. 244
Email: mtate@galileot.com